SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Minutes of the 17th Extraordinary General Shareholders’ Meeting” dated on September 02, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Minutes of the 17th Extraordinary General Shareholders Meeting

September 02, 2004 (02 pages)

For more information, please contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; September 02, 2004) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs the Minutes of the 17th Extraordinary General Shareholders Meeting held on September 02, 2004:

1. Date, Time and Venue of the Meeting: September 02, 2004, at 09:00 hours, at the Company’s headquarters located at Rua Martinino de Carvalho 851 in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Official Gazette of the State of São Paulo, issues of August 18, 19 and 20, 2004 (pages 15, 08 and 24, respectively) and Gazeta Mercantil, issues of August 18, 19 and 20, 2004 (pages A-21, A-13 and A-11, respectively).

3. Agenda: I – Securities Distribution Program: The establishment of the Securities Distribution Program in order to issue Bonds and Promissory Notes, in accordance with the terms of the Instruction CVM #400/03, totaling the amount of up to R$3,000,000,000.00 (three billion reais); II – Bond Issuance: The First Bond Issuance, simple, not convertible to shares, unsecured, in the amount of up to R$1,500,000,000.00 (one billion and five hundred million reais), with a maturity of up to 10 (ten) years and to delegate to the Board of Directors, in accordance with the terms of the paragraph XI of the article 17 in the Company’s Bylaws, the approval of the other terms of the Issuance.

4. Attendance: Shareholders of the Company, representing more than 2/3 (two-thirds) of the voting capital stock, thus granting the legal “quorum” for the installation and deliberation of the issues in the agenda, in accordance with the signatures in the Shareholders Attendance Book No. 1, page 95 and 95 overleaf. It was also registered the presence of Mr. Stael Prata Silva Filho, Executive Vice-President of Strategic Planning; Mr. William Cuenca Filho, Accountant; Santiago Gonzalez Carrero, Administrative Director; Mr. Marco Túlio Clivati Padilha, Capital Market Director; as well as the presence of the representative of the Audit Committee, Mr. Wolney Querino Schuler Carvalho.

5. Presiding Officers: Mr. Stael Prata Silva Filho – Chairman and João Carlos de Almeida – Secretary.

6. Resolutions: The shareholders that were present unanimously took the following resolutions, considering the favorable opinion of the Audit Committee:

6.1) Approved the establishment of the Securities Distribution Program in order to issue Bonds and Promissory Notes, in accordance with the terms of the Instruction CVM #400/03 of December 29, 2003, totaling the amount of up to R$3,000,000,000.00 (three billion reais) to mature in 2 (two)

years, counting from the day of its filing in “Comissão de Valores Mobiliários – CVM”. The Management of the Company is authorized to (i) make all the necessary arrangements to submit the Program for its filing in “Comissão de Valores Mobiliários – CVM”; (ii) negotiate and sign the necessary documents for the aforementioned filing.

6.2) Approved the creation of the Company’s First Bond Issuance for public distribution, subject to the registration at Comissão de Valores Mobiliários (the “Issuance” and the “Bonds”), with the following characteristics: (a) the amount of the Issuance will total R$1,500,000,000.00 (one billion and five hundred million reais); (b) the Issuance will be in a single series; (c) the face value of the Bonds will be R$10,000.00 (ten thousand reais) at the date of the issuance, that will established by the Board of Directors of the Company. Therefore, 150,000 (one hundred and fifty thousand) Bonds will be issued; (d) the Bonds will be simple, not convertible to shares, unsecured, void of any real guarantee or preference; (e) the Bonds will mature in 6 (six) years, counting from the date of the issuance; (f) the Bonds will not have monetary correction; (g) interest will be paid on the face value of the Bonds, corresponding to accumulated DI (Depósito Interfinanceiros) daily average rates, extra-group, calculated and published by “Câmara de Custódia e Liquidação – CETIP”, capitalized using a surcharge to be defined by the Board of Directors of the Company. In addition, it was approved the delegation of the competence dealt with in paragraph XI of the article 17 of the Company’s By-laws and the first paragraph of the article 59 of the Law #6404 of December 15, 1976, in which the Board of Directors of the Company has the power to deliberate about (i) the opportunity of the issuance; (ii) the period and the conditions of the maturity, amortization or redemption; (iii) the period and the conditions to pay the interests, participation in the net profit and the premium of reimbursement, if it is the case; (iv) the subscription or collocation manner; and (v) the kind of bonds. In accordance with the article 30 of the CVM’s Instruction #400/03, the minimum amount of resources to maintain the public offer is R$1,500,000,000.00 (one billion and five hundred million reais), amount that will be under firm guarantee regime by the institutions that are part of the securities distribution system.

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log, in accordance to article 130, paragraph one of the Law # 6404/76.

São Paulo, September 02, 2004

Signatures:

Mr. Stael Prata Silva Filho - Chairman

João Carlos de Almeida - Secretary

SP Telecomunicações Holding Ltda. – represented by Mr. Pedro Riviere Torrado

Telefónica Internacional S.A. – represented by Mr. Pedro Riviere Torrado

Philips Electronics North América Corporation Master Retirement Trust – represented by Mr. Daniel Alves Ferreira (Citibank, N.A.)

Emerging Markets Growth Fund, Inc. – represented by Mr. Daniel Alves Ferreira (Citibank, N.A.)

Fundo Bradesco Templeton de Valor e Liquidez – Fundo de Investimento em Ações – represented by Mr. Guilherme Monteiro Simões (Bradesco Templeton Asset Management Ltda.)

Mr. Guilherme Monteiro Simões

Mr. Pedro Riviere Torrado

Mrs. Leila Alves

Mr. William Cuenca Filho – Accoutant

Mr. Wolney Querino Schuler Carvalho – representative of the Audit Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: September 02, 2004.	By:	/s/ Charles E. Allen
Name: Charles E. Allen
Title: Investor Relations Director